Form 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

ALEXCO RESOURCE CORP.
1150 - 200 Granville Street
Vancouver, BC V6C 1S4

Item 2	Date of Material Change

December 10, 2009

Item 3	News Release

The news release was disseminated through Marketwire on December 10, 2009.

Item 4	Summary of Material Change

Alexco Resource Corp. (“Alexco”), reported that it has entered into an agreement with certain Canadian investment banking firms as co-lead underwriters (the “Underwriters”), under which the Underwriters have agreed to act as agents in the offer and sale of up to 1,875,000 flow-through common shares (“Flow-Through Shares”) of Alexco. The Flow-Through Shares shall be offered at a price of $4.00 per share for aggregate gross proceeds of $7,500,000.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

Alexco Resource Corp. (“Alexco”), reported that it has entered into an agreement with certain Canadian investment banking firms as co-lead underwriters (the “Underwriters”), under which the Underwriters have agreed to act as agents in the offer and sale of up to 1,875,000 flow-through common shares (“Flow-Through Shares”) of Alexco. The Flow-Through Shares shall be offered at a price of $4.00 per share for aggregate gross proceeds of $7,500,000.

The closing of the Offering is expected to occur on or about December 23, 2009 and is subject to the completion of formal documentation and receipt of regulatory approval, including approval of the TSX and NYSE-AMEX. The gross proceeds of the Flow-Through Shares shall be used for exploration on Alexco’s properties in the Keno Hill silver district in Canada’s Yukon Territory.

5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact David Whittle, Chief Financial Officer, at (604) 633-4888.

Item 9	Date of Report

December 15, 2009